UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37951D102

(CUSIP Number)

July 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102

1.	Name of Reporting Person ABRY Partners VII, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,557,906*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,557,906*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,906*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%*

12.	Type of Reporting Person (See Instructions) PN

*          Based on 78,057,929 shares of the Issuer’s Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 9, 2016.

Page 2 of 16 Pages

CUSIP No. 37951D102

1.	Name of Reporting Person ABRY Partners VII Co-Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,557,906*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,557,906*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,906*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%*

12.	Type of Reporting Person (See Instructions) PN

*          Based on 78,057,929 shares of the Issuer’s Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 9, 2016.

Page 3 of 16 Pages

CUSIP No. 37951D102

1.	Name of Reporting Person ABRY Investment Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,557,906*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,557,906*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,906*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%*

12.	Type of Reporting Person (See Instructions) PN

*          Based on 78,057,929 shares of the Issuer’s Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 9, 2016.

Page 4 of 16 Pages

CUSIP No. 37951D102

1.	Name of Reporting Person EMC Holdco 2 B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,557,906*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,557,906*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,906*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%*

12.	Type of Reporting Person (See Instructions) FI

*          Based on 78,057,929 shares of the Issuer’s Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 9, 2016.

Page 5 of 16 Pages

CUSIP No. 37951D102

1.	Name of Reporting Person Jay Grossman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,557,906*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,557,906*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,906*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%*

12.	Type of Reporting Person (See Instructions) IN

*          Based on 78,057,929 shares of the Issuer’s Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 9, 2016.

Page 6 of 16 Pages

CUSIP No. 37951D102

1.	Name of Reporting Person Peggy Koenig

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,557,906*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,557,906*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,906*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%*

12.	Type of Reporting Person (See Instructions) IN

*          Based on 78,057,929 shares of the Issuer’s Common Stock outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 9, 2016.

Page 7 of 16 Pages

CUSIP No. 37951D102

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc. (the “Issuer”).

Item 1.
	(a)	Name of Issuer: Global Eagle Entertainment Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4553 Glencoe Avenue, Los Angeles, CA 90292

Item 2.
	(a)	Name of Person Filing: ABRY Partners VII, L.P. ABRY Partners VII Co-Investment Fund, L.P. ABRY Investment Partnership, L.P. EMC Holdco 2 B.V. Jay Grossman Peggy Koenig
	(b)	Address of Principal Business Office, or, if none, Residence: c/o ABRY Partners, 111 Huntington Avenue, 29th Floor, Boston, MA 02199
	(c)	Citizenship: See Item 4 of each cover page.
	(d)	Title of Class of Securities: Common stock, $0.0001 par value per share.
	(e)	CUSIP Number: 37951D102

Item 3.
Not applicable.

Page 8 of 16 Pages

CUSIP No. 37951D102

Item 4.	Ownership.
(a)

Amount beneficially owned:

EMC Holdco 2 B.V. (“EMC Holdco 2”) directly owns 4,557,906, or 5.8%, of the common stock of the Issuer based on 78,057,929 outstanding Shares as of May 6, 2016.  EMC Holdco 2 is a company incorporated under the laws of the Netherlands, the managing directors of which are Karina Franciska Johanna Jansen, Djonie Maria Angela Spreeuwers, Tomer Yosef-Or, and Robert Joseph Nicewicz, Jr.  Each such person may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but disclaims beneficial ownership of such Shares.  EMC Holdco 1 Coöperatief U.A., a cooperative entity organized and existing under the laws of the Netherlands (“EMC Holdco 1”), is the sole owner of EMC Holdco 2 and may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2.

EMC Aggregator, LLC, a Delaware limited liability company, is the direct owner of 99.0% of the common stock of EMC Holdco 1, and EMC Aggregator Sub, LLC, a wholly owned subsidiary of EMC Aggregator, LLC, a Delaware limited liability company, is the direct owner of 1.0% of the common stock of EMC Holdco 1.  Each of EMC Aggregator, LLC and EMC Aggregator Sub, LLC may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 1.  Each of Karina Franciska Johanna Jansen, Djonie Maria Angela Spreeuwers, Tomer Yosef-Or, and Robert Joseph Nicewicz, Jr. are directors of EMC Holdco 1.  Each such person or entity may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 1, but disclaims beneficial ownership of the Shares.

As the direct owner of 96.72429% of the equity interests of EMC Aggregator, LLC, ABRY Partners VII, L.P., a Delaware limited partnership, also may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2.   As the direct owner of 3.19196% of the equity interests of EMC Aggregator, LLC, ABRY Partners VII Co-Investment Fund, L.P., a Delaware limited partnership, also may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2.  As the direct owner of 0.08375% of the equity interests of EMC Aggregator, ABRY Investment Partnership, L.P. also may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2.  Each of C.J. Brucato, Tomer Yosef-Or, and James Scola are members of the board of directors of each of EMC Aggregator, LLC and EMC Aggregator Sub, LLC and may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but disclaims beneficial ownership of such Shares

EMC Holdco 1, EMC Aggregator, LLC, EMC Aggregator Sub, LLC, ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P., and ABRY Investment Partnership, L.P. each disclaim beneficial ownership of such Shares beneficially owned by EMC Holdco 2.   ABRY Partners VII Co-Investment GP, LLC, a Delaware limited liability company, the general partner of ABRY Partners VII, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but disclaims beneficial ownership of such Shares.  ABRY VII Capital Partners, L.P., a Delaware limited partnership, the general partner of ABRY Partners VII, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but disclaims beneficial ownership of such Shares.  ABRY Partners Capital Investors, LLC, a Delaware limited liability company, the general partner of each of ABRY Partners VII Co-Investment GP, LLC and ABRY VII Capital Partners, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but disclaims beneficial ownership of such Shares.

ABRY Investment GP, LLC, a Delaware limited liability company, the general partner of ABRY Investment Partnership, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but disclaims beneficial ownership of such Shares

ABRY Partners Capital Investors, LLC, a Delaware limited liability company, the general partner of each

Page 9 of 16 Pages

of ABRY Partners VII Co-Investment GP, LLC and ABRY VII Capital Partners, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but disclaims beneficial ownership of such Shares.

Each of Jay Grossman and Peggy Koenig, equal members and managers of each of ABRY Investment GP, LLC and ABRY Partners Capital Investors, LLC, may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Holdco 2, but each of them disclaims beneficial ownership of such Shares.

ABRY Partners VII, L.P. has the right under a nomination agreement (the “ABRY Nomination Agreement”) to nominate one individual for election to the Issuer’s board of directors. This right terminates when (i) ABRY Partners VII, L.P. holds less than 5% of the Issuer’s outstanding common stock, (ii) ABRY Partners VII, L.P. or its affiliates consummate a “competitive transaction” (as defined in the ABRY Nomination Agreement), or (iii) any partner, member or employee of ABRY Partners VII, L.P. or any of its affiliates becomes a director, board observer or executive officer of any competitor of the Issuer. The ABRY Nomination Agreement also requires that, subject to certain exceptions, ABRY Partners VII, L.P. and its affiliates will be subject to a “standstill” provision. This provision prohibits ABRY Partners VII, L.P. and its affiliates from taking certain actions to influence or control the Issuer (including acquiring additional securities of the Issuer) until six months after the termination of ABRY Partners VII, L.P.’s nomination right.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 6 of each cover page. See also Item 4(a) above.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
	(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Page 10 of 16 Pages

CUSIP No. 37951D102

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 11 of 16 Pages

CUSIP No. 37951D102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 5, 2016

EMC HOLDCO 2 B.V.

By:	/s/ K.F.J. Jansen
Name: K.F.J. Jansen
Title: Director A

By:	/s/ Tomer Yosef-Or
Name: Tomer Yosef-Or
Title: Director B

ABRY PARTNERS VII, L.P.

By:	ABRY VII Capital Partners, L.P.
Its General Partner

By:	ABRY VII Capital Investors, LLC
Its General Partner

By:	/s/ Jay Grossman
Name:	Jay Grossman
Title:	Authorized Person

ABRY PARTNERS VII CO-INVESTMENT FUND, L.P.

By:	ABRY Partners VII Co-Investment GP, LLC
Its General Partner

By:	ABRY VII Capital Investors, LLC
Its Member

By:	/s/ Jay Grossman
Name:	Jay Grossman
Title:	Authorized Person

ABRY INVESTMENT PARTNERSHIP, L.P.

By:	ABRY Investment GP, LLC
Its General Partner

By:	/s/ Jay Grossman
Name:	Jay Grossman
Title:	Authorized Person

Page 12 of 16 Pages

CUSIP No. 37951D102

/s/ Peggy Koenig
Peggy Koenig

/s/ Jay Grossman
Jay Grossman

Page 13 of 16 Pages

CUSIP No. 37951D102

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement

Page 14 of 16 Pages